

December 5, 2012

Via E-mail
Kevin M. O'Connor
President and Chief Executive Officer
Bridge Bancorp, Inc.
2200 Montauk Highway
Bridgehampton, New York 11932

> **Re: Bridge Bancorp, Inc.**
> **Form 10-K for Fiscal Year ended December 31, 2011**
> **Filed March 13, 2012**
> **Form 10-Q for Fiscal Quarter ended September 30, 2012**
> **Filed November 8, 2012**
> **File No. 001-34096**

Dear Mr. O'Connor:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Note 5. Estimated Fair Value of Financial Instruments, page 13

1. We note your disclosure on page 14 of the quarterly analysis of selling prices of collateral sold compared to the most recent appraisal values for your collateral dependent impaired loans. Specifically, you state that this analysis determined that appraisal values for commercial properties performed within 12 months have appreciated 3-17%. We also note from your previously filed Form 10-Qs for fiscal 2012 that these appreciated amounts have ranged from 16-21%. Please provide us the analysis as of September 30, 2012 that supports

Kevin O'Connor
Bridge Bancorp, Inc.
December 5, 2012
Page 2

the 3-17% appreciation and discuss all the key factors and determinations made for a complete understanding of the analysis. Please ensure that your discussion explains how you determined that the appreciated values are representative of your existing collateral on impaired loans.

2. Please explain to us in detail and revise future filings to explain how you include the results of the quarterly analysis into your allowance for loan loss methodology for individually evaluated and collectively evaluated loans. Additionally, please quantify the financial statement impact of using this analysis on your allowance for loan losses and related provision for loan losses as of September 30, 2012 and December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John A. Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3437 with any other questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant